FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: April 19, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Mike Quigley appointed President and COO of Alcatel

Paris, April 19, 2005 — On the recommendation of the Nomination and Compensation Committee, the Board today approved the proposal by Serge Tchuruk, Chairman and CEO, to appoint Mike Quigley to the functions of President and COO of Alcatel (CGEP.PA and NYSE:ALA).

The Board today noted the resignation of Philippe Germond from his functions as President and COO of Alcatel SA and his Board membership.

Reporting to Serge Tchuruk, Mike Quigley will supervise particularly the Group’s telecoms activities dedicated to carrier and enterprise markets.

“Mike has gained wide recognition in the world of telecoms and has acquired a broad knowledge of our company. I will give him all the support he may need in his new position”, said Serge Tchuruk.

For further information, Mike Quigley’s biography is available on our Internet: http://www.alcatel.com/vpr/bio/index.htm

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel :+ 33 (0)1 40 76 50 84	mark.burnworth@alcatel.com

Alcatel Investor Relations

Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com